UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 20, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]      Yes     X     No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE

Friday, February 20 , 2004

(No.2004-02- 05 )

CARMANAH CLOSES BOUGHT PRIVATE PLACEMENT FINANCING

Vancouver, British Columbia, Canada - Friday, February 20, 2004 - Further to its news release dated February 3, 2004, Carmanah Technologies Corporation (TSX V enture : CMH) is pleased to announce that it has closed its private placement financing for gross proceeds of CDN$5,750,000 (the "financing") ..

Pursuant to the financing, a total of 3,484,848 units were issued at a price of $1.65 per unit ("Unit").  Each Uni t consist s of one common share and one half (1/2) of one common share purchase warrant.  Each full common share purchase warrant entitle s the holder to acquire one additional common share at an exercise price of $2.15 per share for a period of 18 months from the date of closing of the financing.

Canaccord Capital Corporation acted as underwriter for the financing and received a cash commission of 7% of the gross proceeds of the financing and 348,484 agent's warrants (exercisable at a price of $2.15 per share for 18 months from the date of closing)

as compensation.  All securities issued pursuant to the private placement carry a four-month hold period.

"The speed at which this financing was closed, and the fact that it was oversubscribed by the maximum allowable 15%, are positive confirmation of the interest in Carmanah Technologies, our products and our vision", states Carmanah CEO, Art Aylesworth.  "The management team at Carmanah is committed to investing in a significant presence in Europe, the United States and Southeast Asia while growing our market share in the company's core vertical markets.  Building on our already strong balance sheet, this additional capital will enable us to keep pace with the expanding opportunities for our solar-powered LED technologies."

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and mining markets.  The company currently has more than 80,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: February 20, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary